UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03004522

DC

No Act
P.E. 12-10-02

January 9, 2003

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act	1934
Section	
Rule	14A-8
Public Availability	1-9-2003

Re: Dana Corporation
Incoming letter dated December 10, 2002

Dear Mr. Grossman:

This is in response to your letter dated December 10, 2002 concerning the shareholder proposal submitted to Dana by the Amalgamated Bank LongView Collective Investment Fund. We also have received a letter on behalf of the proponent dated December 30, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Cornish F. Hitchcock
110 17th Street, N.W., 10th Floor
Washington, DC 20036-4601

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Securities Exchange Act of 1934,
Rule 14a-8(i)(8)

December 10, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Dana Corporation – Shareholder Proposal under Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Dana Corporation ("Dana" or the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are enclosing six (6) copies of a letter, dated November 4, 2002, from the Amalgamated Bank Longview Collective Investment Fund (the "Fund"), and accompanying resolution and supporting statement (the "Proposal") sought to be included by the Fund in the Company's proxy statement (the "Proxy Statement") for the 2003 annual meeting of shareholders (the "2003 Annual Meeting") pursuant to Rule 14a-8 under the Exchange Act, and six (6) copies of this letter which constitutes the Company's statement of reasons for exclusion of the Proposal.

The Proposal relates to a request that the Board of Directors of the Company (the "Board") amend the Company's by-laws to require that an independent director who has not served as Chief Executive Officer of the Company serve as Chairman of the Board.

For the reasons stated below, Dana intends to omit the Proposal from the Proxy Statement in accordance with Rule 14a-8(i)(8) of the Exchange Act because the Proposal relates to an election for membership on the Company's Board. Dana requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that no enforcement action will be recommended if Dana excludes the Proposal from the Proxy Statement.

Rule 14a-8(i)(8) – Shareholder Proposal Excludable if it Relates to an Election for Membership on the Company's Board of Directors or Analogous Governing Body

The Company believes that the Proposal may be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(8) because it relates to the reelection of Joseph M. Magliochetti, the Company's Chairman of the Board and Chief Executive Officer ("CEO"), as a director at the Company's 2003 Annual Meeting. The Proposal contradicts the proposal to be submitted by the Company at the 2003 Annual Meeting relating to the election of the members of the Company's Board. Mr. Magliochetti's term as the Chairman of the Board expires at the 2003 Annual Meeting. It is expected that Mr. Magliochetti will be nominated by the Board as a director candidate for election by shareholders at the 2003 Annual Meeting and, consistent with historical business practices, likely will be reappointed as Chairman of the Board shortly following the 2003 Annual Meeting.

While nominally the Proposal requests the Board to separate the roles of Chairman and CEO and designate an "independent" director as Chairman, the supporting statement makes clear that the Proposal is designed to question Mr. Magliochetti's business judgment and leadership and implies that Dana's stock price has declined because he is both Chairman and CEO. The supporting statement states: "Mr. Magliochetti became both Chairman and CEO in April 2000 after serving 14 months as CEO and as President since 1996. <u>Since he assumed both role[s]</u> [sic], Dana shareholders saw the stock price lose 60 percent of its value over the next two and one-half years." (emphasis added) Further, the opening paragraph of the supporting statement notes that the management oversight resulting from the Proposal "is important in light of the performance of Dana's stock in recent years under its Chairman and CEO, Joseph M. Magliochetti." The supporting statement, however, sets forth no evidence for any connection between the decline in Dana's stock price and the dual role served by its Chairman and CEO.

The supporting statement makes it clear that the Proposal is nothing more than a thinly disguised vehicle to question Mr. Magliochetti's leadership. It is designed to directly and personally challenge Mr. Magliochetti's business judgment, competence and service and, as such, to encourage shareholders to vote against his reelection at the 2003 Annual Meeting.

The Staff has recently ruled that substantially similar shareholder proposals are excludable under Rule 14a-8(i)(8). See <u>Exxon Mobil Corporation</u> (March 20, 2002); and <u>AT&T Corp.</u> (February 13, 2001). The proposal at issue in <u>Exxon Mobil Corporation</u> was substantially identical to the Fund's Proposal. Both proposals urge the board of directors to separate the roles of Chairman and CEO and to designate an "independent" director as Chairman. Both proposals criticize the business judgment of the sitting CEO. Both proposals were made at a time when the CEO was up for reelection at the annual shareholders meeting. Similarly, the proposal at issue in AT&T Corp. was virtually identical to the Proposal. Like the Fund's Proposal, the proposal in AT&T Corp urged the board of directors to adopt a policy to separate the roles of Chairman and CEO and to designate an "independent director" who has not previously served as CEO. The supporting statement in AT&T Corp. also criticized the "dismal performance of the Company under its current Chairman and CEO." In another recent no-action letter, the Staff permitted Foster Wheeler Corporation to omit a proposal under Rule 14a-8(i)(8) in which the proponent urged the board to remove the chairman, if re-elected, and replace him with "an outside director." Foster Wheeler Corporation (February 5, 2001). Like the Fund, the proponent in Foster Wheeler asserted that the company had "lost approximately 80% of its value" since the executive had taken on the multiple leadership roles. The Staff has a clear history of permitting the omission of proposals which, like the Proposal, question the qualifications of persons who are candidates for reelection and has been consistent in its approach of excluding these types of proposals on the basis of Rule 14a-8(i)(8). The recent no-action letters cited above are squarely on point and provide support for the exclusion of a proposal which appears to question the business judgment of a chairman who will stand for reelection.

The Staff also has held similar proposals excludable under the predecessor rule to Rule 14a-8(i)(8).[1] Under predecessor Rule 14a-8(c)(8), the Staff excluded proposals that, like the Proposal in this case, questioned the "business judgment, competence and service of [a] Company's Chief Executive Officer" at the same time the CEO was standing for reelection as a director at an upcoming annual meeting. See, e.g., Black and Decker Corporation (January 21, 1997); and Great Atlantic & Pacific Tea Company, Inc. (March 8, 1996). The proposal in Black and Decker was substantially identical to the Proposal submitted to Dana. It urged the board of directors to separate the roles of Chairman and CEO and to designate an "independent director" as Chairman. While the proposal in Great Atlantic & Pacific Tea Company, Inc. did not request that that the board designate an independent director as chairman, the proposal did contain unfounded criticism of the current Chairman and CEO. Like the Proposal at issue in this case, the proposals in Black

---

1 The Staff has noted that the change of the rule was not made to change the substance of the rule, but rather to clarify that the rule addresses only membership on the company's board of directors. See Amendments to Rules on Shareholder Proposals, Securities Exchange Act Release No. 4-39093 (September 26, 1997).

and Decker and Great Atlantic & Pacific Tea Company, Inc. criticized the business judgment of the sitting CEO who was standing for reelection at the annual meeting and both were excluded for these reasons. In light of the Staff's long-standing and consistent position in this area, the Company believes that the Proposal is properly excludable pursuant to Rule 14a-8(i)(8).

For the foregoing reasons, Dana requests the concurrence of the Staff that no enforcement action will be recommended if the Company excludes the Proposal from the Proxy Statement.

In accordance with Rule 14a-8(j), we have furnished the Fund with a copy of this letter and related enclosures.

Any comments with respect to the subject matter of this letter should be addressed to the undersigned at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036 (telephone 212-735-2116). Should the Staff disagree with our conclusions with respect to the omission of the Proposal, we request the opportunity to meet with the Staff prior to the issuance of your response.

Sincerely,

Richard J. Grossman

Attachments

cc: Amalgamated Bank Longview Collective Investment Fund

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

4 November 2002

Mr. Michael L. DeBacker
Corporate Secretary
Dana Corporation
PO Box 1000
Toledo, OH 43697

By Express Mail and facsimile: (419) 535-4756

Re: Shareholder proposal for 2003 annual meeting

Dear Mr. DeBacker:

On behalf of my client, the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Dana Corporation plans to circulate to shareholders in anticipation of the 2003 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it asks the board of directors to amend the bylaws to separate the roles of Chairman of the Board and Chief Executive Officer.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $2 billion. Created in 1992 by the Amalgamated Bank (the record owner), the Fund beneficially owns 48,896 shares of Dana common stock. A letter from the Bank confirming ownership is being sent under separate cover. The Fund has thus owned more than $2000 worth of stock for over a year and plans to continue ownership through the date of the 2003 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders of Dana Corporation ("Dana" or the "Company") urge the Board of Directors to amend the bylaws to require that an independent director who has not served as chief executive officer ("CEO") of the Company shall serve as chairman of the Board of Directors.

SUPPORTING STATEMENT

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. We believe that such oversight is important in light of the performance of Dana's stock in recent years under its Chairman and CEO, Joseph M. Magliochetti. We believe that a separation of the roles of Chairman and CEO will promote greater management accountability to Dana shareholders.

Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance. The NACD Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."

Separating the positions of Chairman and CEO will enhance independent Board leadership at Dana. Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management. For example, CalPERS' Corporate Governance Core Principles and Guidelines states that "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

Mr. Magliochetti became both Chairman and CEO in April 2000 after serving 14 months as CEO and as President since 1996. Since he assumed both role, Dana shareholders saw the stock price lose 60 percent of its value over the next two and one-half years. As of November 1, 2002, Dana stock was trading at levels not seen during the previous ten years. The stock was also trading at more than 80 percent below its high, set in early 1998. Over the five-year period ending that date, During the five year period ending Dana common stock has lagged behind the performance of the S&P 500 and behind its peers in the S&P Auto Parts and Equipment sector.

For these reasons, we urge a vote FOR this resolution.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

30 December 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

By hand

Dear Counsel:

I write on behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund") in response to the letter dated 10 December 2002 from Richard J. Grossman, counsel for Dana Corporation ("Dana"), which urges the Division to grant no-action relief with respect a shareholder proposal that the Fund submitted to Dana. For the reasons set forth below the Fund submits that the resolution may not be excluded from Dana's proxy materials and urges the Division to advise Dana accordingly.

The Fund's proposal and Dana's objection.

The Fund's proposal is straight-forward: It urges the Dana board of directors "to amend the bylaws to require that an independent director who has served as chief executive officer ("CEO") of the Company shall serve as chairman of the Board of Directors."

Dana objects to this proposal, relying on SEC Rule 14a-8(i)(8), which permits the exclusion of resolutions that "relates to an election for membership on the company's board of directors." Dana argues that the Fund's proposal falls within the scope of this exclusion, but, as we now demonstrate, the no-action letters that Dana cites involve proposals that are significantly different from the Fund's proposal.

Discussion.

The proposal in *Foster Wheeler Corp.* (5 January 2001) explicitly urged that "[i]f Richard J. Swift is re-elected to the Board of Directors," the board should "remove Mr. Swift from the role of Chairman of the Board, and replace him with an outside director who will bring fresh ideas and new leadership to this critical job and maximize shareholder value." The supporting statement was highly critical of Mr.

Swift's performance and was rife with assertions to the effect that "for the past six years [he] has had no positive impact on shareholder value," that "[d]ivesting Mr. Swift of multiple leadership roles is a step in the right direction" and that "clearly it is time for new leadership."

The Division concluded that exclusion was proper because "the proposal, together with the supporting statement, appears to question the business judgment of Foster Wheeler's chairman who will stand for reelection at the upcoming annual meeting of shareholders."

The Division reached an identical conclusion, using identical language, in *AT&T Corp.* (13 January 2001) and *ExxonMobil Corp.* (20 March 2002). The resolutions in *ExxonMobil* and *AT&T* did not identify the incumbent Chairman/CEO by name, but the supporting statements were highly critical of the incumbents. For example, in *ExxonMobil*, the supporting statement contained a number of direct criticisms of the incumbent, *e.g.*,

– "[N]egative perceptions of the company are traced to its current Chairman and CEO";
– There is "strong evidence that ExxonMobil's position on environmental and social issues is destroying shareholder value";
– "The current structure of ExxonMobil's Board . . . is not in a position to protect the Company from reputational harm caused by its CEO."

Similarly, the proposal in *AT&T* was laced with criticism of the incumbent, who was criticized by name in five of the six paragraphs in the supporting statement, *e.g.*,

– AT&T has "suffered operational short-comings under Mr. Armstrong's tenure";
– "During his three-year tenure, total debt has mushroomed";
– AT&T has a "dismal performance under its current Chairman".

In addition, the company in *AT&T* complained that the resolution's proponent had a website that was critical of the company and the incumbent; the *ExxonMobil* resolution contained citations to three Internet sites that were also critical of the company and the incumbent.

The Fund's proposal is significantly different from any of the proposals upon which Dana relies. The resolution does not refer to Dana's current Chairman/CEO by name, as in *Foster Wheeler*, nor does the supporting statement engage in personal criticism or employ pejorative descriptions of the sort just cited, *e.g.*, references to "reputational harm caused by [the] CEO," the company's "dismal performance under its current Chairman," or how the incumbent has for six years "had no positive impact on shareholder value." Nor does the proposal cite (and the Fund does not maintain) a website that is critical of Dana or the incumbent Chairman/CEO.

The Fund's supporting statement, by contrast, mentions the incumbent Chairman/CEO by name only twice: once in the first paragraph, where the Fund expresses a belief in the importance of board oversight of management in light of Dana's performance under the incumbent, and again in the fourth paragraph where the proposal provides a factual summary of how Dana's stock price has performed since the incumbent assumed both positions in April 2000, over the past ten years and the past five years, thus covering periods of time before he assumed both positions. The other paragraphs make no mention of the incumbent, but focus on the principles and rationales behind separating the positions of Chairman and CEO.

For these reasons, it cannot be said that the Fund's proposal appears to question the incumbent's business judgment in the same manner as the proposals at issue in *Foster Wheeler*, *AT&T* or *ExxonMobil*. Were the Division to conclude otherwise, the effect would be to prevent shareholders from considering a straight-forward corporate governance proposal in a number of situations. By urging the Division to extend the logic of *Foster Wheeler* and subsequent letters to the present case, Dana effectively asks the Division to create a *per se* rule against proposals to split the Chairman/CEO rule any year that an incumbent Chairman/CEO is up for re-election. The effects of such a ruling could be far-reaching, most notably by depriving shareholders of the opportunity to consider such a governance change at companies where the board of directors is not classified and all directors are elected each year. We can find no indication in any of the cited no-action letters that the Division intended its rulings to have such a far-reaching effect.

<u>One final distinction.</u>

For these reasons, the Fund urges the Division to deny the requested no-action relief. Should the arguments presented here prove unavailing (and without conceding the point), the Fund is willing to amend its proposal to omit any references to Dana's incumbent or to Dana's performance during his tenure. This could be accomplished by excising the second sentence in the first paragraph of the supporting statement and the fourth paragraph of the supporting statement.

None of the proponents in the cited no-action letters expressed a willingness to make such an amendment. With this change, however, the Fund's resolution and supporting statement would contain no reference to the incumbent or Dana's performance. There is no way that the proposal as so amended could "appear to question the business judgment" of the incumbent in a way that might affect or color the shareholders' consideration of a separate item on the agenda, namely, the incumbent's re-nomination to serve on the board.

We thank the Division for its consideration of these points. Please do not hesitate to contact the undersigned if there are any questions or if further information is needed.

Very truly yours,

Cornish F. Hitchcock

cc: Richard J. Grossman, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2003

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Dana Corporation
Incoming letter dated December 10, 2002

The proposal urges that the board of directors amend the bylaws to require that an independent director who has not served as chief executive officer serve as chairman.

There appears to be some basis for your view that Dana may exclude the proposal under rule 14a-8(i)(8). We note that the proposal, together with the supporting statement, appears to question the business judgment of Dana's chairman, who will stand for reelection at the upcoming annual meeting of shareholders. Accordingly, we will not recommend enforcement action to the Commission if Dana omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Katherine W. Hsu
Attorney-Advisor